SEWARD & KISSEL LLP
901 K Street, N.W.
Suite 800
Washington, D.C. 20001
Telephone:  (202) 661-7141
strench@sewkis.com

July 24, 2013

VIA EDGAR

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund
File Nos. 333-169083 and 811-22461

Global Equity Long/Short Master Fund
File No. 811-22459

Dear Ms. Dubey:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 5 and Amendment No. 7 to the registration statement filed with the SEC on June 10, 2013 on Form N-2 pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “Registration Statement”), for Morgan Creek Global Equity Long/Short Institutional Fund (the “Feeder Fund”) and Global Equity Long/Short Master Fund (the “Master Fund”, and together with the Feeder Fund, the “Funds”).  The Staff’s comments and our responses are discussed below.

Provided below are comments, accompanied by our responses in bold, we received verbally from you on July 18, 2013.

Morgan Creek Global Equity Long/Short Institutional Fund

General

Comment 1:	Per disclosure in the registration statement, please confirm whether the Feeder Fund has submitted an application to receive multi-class relief. Will this filing address multiple classes?

Ms. Anu Dubey
July 24, 2013

Response:
The Feeder Fund, Morgan Creek Capital Management, LLC (the “Advisor”) and Town Hall Capital, LLC (the “Distributor”) submitted an exemptive application on April 18, 2013 to permit the Feeder Fund to offer investors multiple classes of shares. The requested exemptive relief as of the date of this letter has not been granted. This registration statement filing will not contain multiple classes of the Feeder Fund.

Comment 2:
Footnote (1) of the table on the cover page which presents information on the calculation of the registration fee refers to shares registered in a previous filing. In accordance with Rule 457(p) under the Securities Act of 1933, as amended, please state the initial filing date of that previous filing.

Response:	Footnote (1) has been revised to state that the filing date of the previous filing was July 30, 2012.

Prospectus

Comment 3:
Page 1 of the prospectus states: “The Master Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies.” The Portfolio Funds would need to be 100% in long/short equity strategies if the Master Fund invests 80% of its assets in such funds.  Confirm this.

Response:
To be in literal compliance with this sentence, the Master Fund needs to invest 80% of its assets in Portfolio Funds that “primarily” engage in long/short equity strategies. The Advisor does not interpret “primarily” to be 80% of a Portfolio Fund’s assets or some other percentage asset test. Rather, the Advisor through a review of the offering documents and due diligence of a given Portfolio Fund makes a determination that it is a long/short equity fund. Currently, 100% of the Master Fund’s assets invested in Portfolio Funds consists of interests in Portfolio Funds with long/short strategies.  Furthermore, the Prospectus states that “[u]nder normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities . . .” Thus, on a look-through basis, Morgan Creek monitors the portfolios of the underlying Portfolio Funds on an aggregate basis and, among other things, calculates the equity holdings on an aggregate basis through this look-through monitoring, Morgan Creek attempts to maintain the Master Fund’s equity exposure to a level equal to or exceeding 80% of its assets.  In addition, the Master Fund may make direct investments in equity securities.

Comment 4:
Page 1 of the Prospectus states, “Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities and 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities.”  Please revise sentence to read similarly to the sentence included in Comment (3), with the Master Fund being the subject of the sentence. These references should refer directly to the makeup of the Master Fund.

Ms. Anu Dubey
July 24, 2013

Response:	See response to Comment 3.

Comment 5:	Page 1 of the Prospectus states that the Distributor will distribute shares on a best efforts basis. Add disclosure to this description pursuant to Instruction 5 of Item 1(g) of Form N-2.

Response:	Applicable disclosure required by Item 1(g) pursuant to Instruction 5 has been added.

Comment 6:	On page 2 of the Prospectus, please add disclosure to footnote (1) of the table required by Instruction 6 of Item 1(g) of Form N-2.

Response:      Instruction 6 of Item 1(g) of Form N-2 requires disclosure about the expenses of issuance and distribution of Fund shares. Since there are no such expenses, none have been included.

Comment 7:	On page 2 of the Prospectus, please include a total proceeds column in the table, as required by Form N-2.

Response:	The total proceeds column has been added to the table.

Comment 8:	On page 2 of the Prospectus, add a reference to the statement of additional information and state that a free copy may be requested, providing information on how it may be obtained.

Response:	The requested reference has been added.

Comment 9:
On page 4 of the Prospectus in the Summary section, under “The Offering” subsection, revise the last sentence of the first paragraph to state that the initial subscription amount cannot be less than $25,000, in accordance with the SEC Staff’s position on minimum initial investments in funds of hedge funds.

Response:      The Prospectus states that the minimum investment (subscription) is $50,000, which exceeds $25,000.

Comment 10:
On page 4 of the Prospectus in the Summary section, under the “Investment Strategies” subsection, expand the discussion of the Master Fund’s investments of 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies to describe the types of equity securities that the funds will buy and the types of securities that they will short.

Response:
The Prospectus contains approximately 20 pages of disclosure about investments and investment strategies, including separate sections addressing equity security investments and long/short strategies. Each manager of the Portfolio Funds has the ability to invest in multiple types of equity securities and use multiple types of shorting strategies. In addition, such managers from time to time shift to different types of equity securities and shorting strategies for a variety of reasons. Disclosure about each of these types of equity and potential equity and shorting and potential shorting strategies in our view would be voluminous and possibly obscure more salient disclosure. Therefore, we respectfully have not expanded the disclosure to provide more details about the types of equity securities that the Portfolio Funds will buy and the types of securities that they will short.

Ms. Anu Dubey
July 24, 2013

Comment 11:
On page 4 of the Prospectus in the Summary section, the “Investment Strategies” subsection states that 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of non-U.S. securities.  Explain how the Feeder Fund intends to diversify its investments among a number of countries throughout the world in light of the Fund’s name.

Response:
As previously noted, the Advisor monitors the investment portfolios of underlying portfolio funds in an attempt to ensure the desired mix of U.S. and non-U.S. equity securities. The Advisor makes adjustments by either increasing or trimming positions in underlying portfolios or by buying new underlying portfolio funds.

Comment 12:
On page 5 of the Prospectus in the Summary section, the “Investment Strategies” subsection states that the Fund may invest in ETFs. Please inform us whether the term ETF refers only to exchange-traded investment companies, or whether it refers to other exchange-traded vehicles such as commodity pools. To the extent the Fund invests in ETFs that are investment companies, please explain to us what provisions of the Investment Company Act of 1940 (the “1940 Act”) the Fund will rely on. See Section 12(d)(1) of the Investment Company Act..

Response:
The Master Fund may invest in securities-based exchange-traded funds (“ETFs”) from time-to-time.  In most cases, the ETFs will be index- or actively managed-ETFs that invest in securities and thus will be investment companies registered with the SEC and subject to the 1940 Act.

The Master Fund will limit its investments in ETFs so that the Master Fund and any ETF in which it invests (“ETF investee”) is in compliance with Section 12(d)(1) of the Investment Company Act and rules thereunder.  In some cases, the Master Fund’s investment in an ETF may exceed the 12(d)(1) limits, provided the ETF investee has exemptive relief from the SEC permitting such investment and the ETF investee and Master Fund comply with the conditions of such exemptive order (e.g., both entities entering into a Purchasing Agreement governing such investments).

The Master Fund at this time does not intend to invest in non-securities-based ETFs, which are sometimes called exchange-traded products or exchange-traded vehicles.  If the Master Fund were to invest in non-securities-based ETFs, investments in such ETFs would not be subject to the limits of Section 12(d)(1).

Ms. Anu Dubey
July 24, 2013

Comment 13:
On page 5 of the Prospectus in the Summary section, the “Investment Strategies” subsection also states that from time to time the Feeder Fund may engage in total return swaps.  Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf)., and are aware that the SEC’s position may change.

Response:
The Fund and the Advisor acknowledge that that they are aware of the SEC’s position on the subject and are aware that the SEC’s position may change. After reviewing and considering the letter from Barry D. Miller to Karrie McMillan referenced above, the Funds believe that the Prospectuses contain the appropriate level and type of disclosure about such investments.

Comment 14:
On page 6 of the Prospectus in the Summary section, the third bullet point in the “Risk Factors” subsection states that the Portfolio Funds may invest a substantial portion of their assets in the securities of foreign issuers and the governments of foreign countries. Do the Portfolio Funds use rating criteria in selecting these investments? If so, disclose the risks of using such rating criteria.

Response:	To the best of our knowledge, the Portfolio Funds do not use rating criteria when selecting the instruments described in your comment.

Comment 15:
On page 8 of the Prospectus in the Summary section, add disclosure in the eighth bullet point in the “Risk Factors” subsection to clarify the Board’s role in fair valuing investments in the Portfolio Fund’s portfolios.

Response:	The requested disclosure has been added.

Comment 16:	On page 10 of the Prospectus in the Summary section, in the “Eligibility” subsection, replace the phrase “intends to” with “will”.

Response:	The requested edit has been made.

Comment 17:	On page 13 of the Prospectus, under the heading “SHAREHOLDER TRANSACTION FEES”, state “None” if there are no such fees.

Response:	The requested edit has been made indicating that there are no shareholder transaction fees.

Ms. Anu Dubey
July 24, 2013

Comment 18:	Confirm in your Response that the fee table includes dividend and interest expenses associated with short sales. If it does not, revise the fee table to include such expenses.

Response:	During the relevant period since there were no short sales at the Master Fund and Feeder Fund levels, the table does not include dividend and interest expneses associated with short sales.

Comment 19:
Disclose in the fee table or elsewhere in the Prospectus that the Feeder Fund does not currently intend to borrow money.  If this is not the case, include an estimate in the fee table of the interest rates on the expense of borrowing.

Response:
The Fund does not intend to borrow money to implement a leverage investment strategy. However, the Fund has obtained a line of credit in case it has liquidity needs. Since it is possible that the Fund may have to draw upon this line of credit to meet expenses or to facilitate redemption requests, the Fund will not disclose that it does “not currently intend to borrow money.”

Comment 20:
On Page 13 of the Prospectus, footnote (1) to the fee table described a fee waiver that does not cover a full year from the effective date of the registration statement.  Any waiver disclosed in a footnote to the fee table must last for one year from the date of effectiveness.  Remove this disclosure from the fee table; the disclosure may be made in another part of the Prospectus.

Response:	The requested edit has been made.

Comment 21:	On Page 13 of the Prospectus, remove the negative sign (“-“) from “2.17%” if that is included in error.

Response:	The requested edit has been made.

Comment 22:	The expense reimbursement agreement referred to in footnote (4) to the fee table on Page 13 should be filed as an exhibit to the registration statement.

Response:	The expense reimbursement agreement has been added as an exhibit to this registration statement.

Comment 23:	On Page 14 of the Prospectus, revise footnote (a) to read “Calculated based on the average number of Shares outstanding methodology” if such revision is correct.

Response:      The requested edit has not been made since this exact sentence appears in the audited financial statements of the Fund. Furthermore, we believe the sentence is accurate.

Comment 24:
On Page 15 of the Prospectus, under the heading “Investment Objective”, you state that the investment policies, strategies and restrictions of the Funds are not fundamental and may be changed by the Board without the approval of shareholders. Add disclosure stating whether shareholders will receive notice of such changes, and, if so, how much notice the Funds give.

Ms. Anu Dubey
July 24, 2013

Response:	The requested edit has been made.

Comment 25:
Page 16 of the Prospectus states, “Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities and 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities.”  Please revise sentence to read similarly to the sentence included in Comment (3), with the Master Fund being the subject of the sentence. These references should refer directly to the makeup of the Master Fund.

Response:	Please see our response to Comment 3.

Comment 26:
On Page 18 of the Prospectus, under the sub-heading “Asset Classes” you state that issuers of securities may be located in any country, in both developed and emerging markets. State whether there is any capitalization range for such investments.

Response:	Currently, the Advisor monitors the percentage of investments made by the Portfolio Funds in developed and emerging markets. However, it does not impose a specific range for these investments.

Comment 27:
On Page 18 of the Prospectus, under the sub-heading “Regions” you state that the MSCI World Index is representative of the various regions in which the Feeder Fund can invest. In your Response, explain why this is the index referenced, as this index includes only developed markets. Otherwise, change the index referenced to include one which covers both developed and emerging markets.

Response:      We believe that the MSCI World Index is representative of the various regions in which the Feeder Fund can invest. Furthermore, it is a common index looked to by investors in funds like the Feeder Fund. Nevertheless, the Feeder Fund is considering comparing its performance to that of an additional index, including the MSCI ACWI Investable Market Index. The  MSCI ACWI Investable Market Index covers over 9,000 securities across large, mid and small cap size segments and across style and sector segments in 46 developed and emerging markets. The Advisor plans to discuss the possible addition of an index at the Funds’ next Board of Trustees meeting.

Comment 28:
Pages 20 through 41 of the Prospectus contain the sections titled “GENERAL RISKS” and “ADDITIONAL RISKS”.  Do these headings refer to principal risks and non-principal risks, respectively? Pursuant to Item 8 of Form N-2, the terms principal risks and non-principal risks are preferred.

Response:      The headings have been changed from “General Risks” to “Principal Risks” and from “Additional Risks” to “Non-Principal Risks”.

Comment 29:	On Page 21 of the Prospectus, disclosure is provided on high yield securities. If this is a principal risk, add disclosure on this risk in the Summary section of the Prospectus.

Ms. Anu Dubey
July 24, 2013

Response:	References to high yield securities in the Prospectus have been deleted since such investments are not a principal risk at this time.

Comment 30:	Expand the disclosure on Page 26 under the subsection on “Borrowing and Lines of Credit” to include disclosure on the effects of leverage, as required in Item 8.3 of Form N-2.

Response:
We respectfully believe that it would not be appropriate because lines of credit will only be used to meet current expenses or redemption requests. If such disclosure were included, an investor may inadvertently assume that the Fund follows a leveraged investment strategy.

Comment 31:
On Page 20 of the Prospectus, under the subheading “Liquidity of Shares” the disclosure references Portfolio Funds that maintain side pockets. In relation to this disclosure, disclose in the investment strategies that portfolio assets of the Portfolio Funds may be held in side pockets. Disclose the upper limit of assets that may be held in side pockets.  We may have additional comments after reviewing your response.

Response:	The Master Portfolio will not invest directly in side pockets; therefore, the requested disclosure has not been made.

The use of side pockets by Portfolio Funds vary.  Prior to investing in a Portfolio Fund, the Advisor determines whether a Portfolio Fund has one or more side pockets and, if so, the nature of the Portfolio Fund’s assets in the side pockets and how the manager of the Portfolio Fund values such assets.  As part of its due diligence inquiry of the Portfolio Fund candidate and its Manager, the Advisor, as stated in the Prospectus, conducts a due diligence review of the valuation methodologies utilized by the Portfolio Fund.  If it determines to invest in a Portfolio Fund with a side pocket, the Advisor requests frequent updates from the Manager of that Portfolio Fund about the side pocket and monitors the exposure of its clients (in this case the Master Fund) to all Portfolio Funds with side pockets.

Comment 32:	Disclose in your Response whether the Board has adopted procedures with respect to voting interests in Portfolio Funds, as described on Page 30 of the Prospectus.

Response:
As explained in detail in the SAI under “Proxy Voting Policies and Procedures,” the Board has adopted procedures with respect to voting proxies. The Fund may, however, purchase non-voting interests in Portfolio Funds. In such cases, the Fund will not be able to vote on matters that require the approval of the investors of such Portfolio Funds.

Ms. Anu Dubey
July 24, 2013

Comment 33:	On Page 42 of the Prospectus under the heading “Matters Considered by the Board”, add a statement with respect to approval of the Master Fund’s advisory agreement.

Response:	The requested edit has been made.

Comment 34:	Page 43 of the Prospectus contains footnotes (2) and (3) to a table on the previous page; however, those footnotes do not appear in the table itself. Add the footnotes to the table.

Response:	The requested edit has been made.

Comment 35:
Footnote (4) on Page 43 of the Prospectus again references the MSCI World Index. Explain in your Response how this index is appropriate, as it covers only developed markets. If it is not appropriate, please revise the footnote to reference an appropriate index.

Response:	Please see our response to Comment 27.

Comment 36:
Page 43 of the Prospectus presents information on historical performance of the Advisor. Disclose which of the composites (global or emerging markets) presents substantially similar performance (not both). We may have additional comments after reviewing your response.

Response:      Both the global and emerging markets composites are included because the Advisor does not maintain a single composite covering its accounts invested pursuant to global and emerging market strategies. We previously discussed this approach with the staff of the SEC in connection with prior filings. In the view of the Advisor, the presentation of one or the other composite, instead of both composites, would not provide an investor with a complete picture of how the Advisor has performed when managing strategies that it employs when managing the Master Fund.

Comment 37:	Confirm in your Response that the accounts referenced in the historical performance of the Advisor section in the Prospectus include all investment companies managed by the Advisor.

Response:
The historical performance of the Advisor section in the Prospectus does not include registered investment companies managed by the Advisor since the Advisor did not manage the assets of any registered investment companies during the relative period.

Comment 38:
State in the “Historical Performance of the Advisor” section on Page 43 of the Prospectus whether performance is shown net of all actual expenses of accounts included in the composite, or whether performance has been adjusted to reflect the Feeder Fund’s expenses.

Response:	The individual monthly returns were derived by aggregating the net returns for each account (net of account level fees and expenses and net of underlying manager fees and expenses) and weighting each component using individual account beginning of month assets.

Ms. Anu Dubey
July 24, 2013

Comment 39:
The composite performance bar graphs on Pages 44 and 46 of the Prospectus presents information on the MSCI World Index. Similar to Comments (27) and (35) explain in your Response whether this index is appropriate, given that it covers only developed countries; if not, provide another index in the graph.

Response:	Please see our response to Comment 27.

Comment 40:
On page 46 of the Prospectus, under the heading “Distribution Arrangements”, revise the disclosure to state that the initial subscription amount cannot be less than $25,000, in accordance with the SEC Staff’s position on minimum initial investments in funds of hedge funds.

Response:      The Prospectus states that the minimum investment (subscription) is $50,000, which exceeds $25,000.

Comment 41:
Page 47 of the Prospectus includes disclosure on dividend reinvestment. Under Form N-2, if the Feeder Fund bears the expenses of dividend reinvestment, those expenses should be included in the fee table.

Response:	The Feeder Fund bears the expenses of dividend reinvestment transactions.

Statement of Additional Information (“SAI”)

Comment 42:
The Advisor and the Feeder Fund may not ignore the concentration of the Portfolio Funds when determining whether the Fund complies with its own concentration policy. Add disclosure to the “Investment Policies and Practices” section on Page 3 of the SAI that the Feeder Fund will consider the concentration of Portfolio Funds when determining compliance with its own concentration policy.

Response:
Please note that page 3 of the SAI states that: “In applying the investment restrictions and other policies described in this Prospectus, the Funds will not ‘look through’ to the investments and trading activity of the Portfolio Funds, which may not be managed in accordance with the Funds' investment restrictions or policies.”

Comment 43:
Footnote (3) on Page 21 of the SAI does not meet the Form N-2 requirements, under Instruction 17 to Item 18, for summarizing each Trustee’s qualifications for serving as a Trustee of the Trust.  Please add disclosure summarizing the Trustees’ qualifications pursuant to Form N-2 requirements.

Response:	The disclosure about each Trustee’s qualifications has been enhanced.

Comment 44:	There is a reference to a valuation committee on Page 102 of the SAI. Add a description of this committee to the disclosure on the Trust’s standing committees on Page 22 of the SAI.

Response:	The reference on page 102 of the SAI has been revised to clarify that the Valuation Committee is a committee of the Adviser.

Ms. Anu Dubey
July 24, 2013

Comment 45:
The subsection entitled “Portfolio Manager Compensation” on Page 25 of the SAI states that Mark W. Yusko may receive a bonus as part of his compensation by the Advisor. State whether this bonus is based in whole or in part on the performance of the Feeder Fund or other managed portfolios.

Response:      As noted, the SAI states that Mark Yusko may receive a bonus payment from the Advisor. Such bonus payment is not directly tied to the performance of the Funds on some formulistic or other method. Rather, the bonus payment, if any, is related to the financial success of the Advisor. Such financial success, if any, may generally be related to the performance of the Funds and other accounts managed by the Advisor.

Comment 46:	Pursuant to Item 21.3 of Form N-2, disclose Mr. Yusko’s ownership of the Feeder Fund’s shares, if any.

Response:	Mr. Yusko does not directly own any of the Feeder Fund’s shares.

Comment 47:
In reference to the “Valuation” section on Page 36 of the SAI, explain in your Response any circumstances that would cause the net asset value (“NAV”) of the Feeder Fund to differ for financial reporting purposes and for purposes of processing shareholder transactions and calculating the management fee.  When differences arise, why is it not appropriate for the Feeder Fund to retroactively adjust the NAV?

Response:      It is possible that the NAV of the Feeder Fund to differ for financial reporting purposes and for purposes of processing shareholder transactions and calculating the management fee, which is why the disclosure was included. Under certain circumstances, the Feeder Fund might retroactively adjust the NAV. Since there have been no circumstances where this difference has occurred since the Funds were launched, the Advisor does not have any direct experience with this issue as it relates to the Funds.

Comment 48:
Under the “Administration, Accounting and Investor Services Agreements” section on Page 40 of the SAI, add disclosure on amounts paid by both the Master Fund and the Feeder Fund in administration fees for the last three fiscal years.

Response:	The requested edit has been made.

Part C

Comment 49:	Why does the Registrant’s undertaking 4.e in the Part C not track the undertaking in Item 34.e of Form N-2? Please explain in your Response the reason for the difference.

Response:	The Registrant’s undertaking has been revised to track Item 34.e of Form N-2.

Ms. Anu Dubey
July 24, 2013

Global Equity Long/Short Master Fund

Comment 50:
Part A of the Master Fund’s registration statement states that “Responses to Items 1, 2, 3.2, 4, 5, 6 and 7 of Part A have been omitted” pursuant to instructions on Form N-2.  However, cross references are provided for certain of these Items in the Cross Reference Sheet of the registration statement. Make the applicable corrections.

Response:	We addressed the apparent inconsistencies noted by you by deleting the first sentence in Part A.

Comment 51:
In your Response please disclose if there are any leverage costs that should be included in the Fee Table under Item 3 of the registration statement.  If there are, please add such expenses to the Fee Table.

Response:	The requested edits have not been made since the Funds have not borne any leverage costs since the Master Fund does not borrow money for leverage purposes. Also, please see our response to Comment 30.

Comment 52:	Change the term “Investment Management Fee” in the Fee Table to read “Management Fee” in accordance with Form N-2.

Response:	The requested edit has been made.

Comment 53:
Footnote (1) of the Fee Table describes a fee waiver that lasts for less than one full year following the effective date of the registration statement.  According to Form N-2 instructions, remove this footnote to the Fee Table.  The disclosure may be made elsewhere in the registration statement.

Response:	The language has been corrected.

Comment 54:
The first two sentences under the subheading “Example” in Item 3 of the registration statement refer to the Fee Table. Move these sentences, as appropriate, to refer to the fee table.  The description under the subheading “Example” should refer only to the example.

Response:	The requested edits have been made.

*                      *                      *                      *                      *

Ms. Anu Dubey
July 24, 2013

We hereby acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at the number indicated above.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Mark B. Vannoy